Filed Pursuant to Rule 424(b)(3)

Registration No. 333-118053

Prospectus Supplement No. 11 dated April 13, 2011

(to Prospectus dated July 6, 2010)

Sensus USA Inc.

$275,000,000

8 5/8% Senior Subordinated Notes due 2013

This Prospectus Supplement No. 11 supplements the Prospectus, dated July 6, 2010, as supplemented, relating to our 8 5/8% Senior Subordinated Notes due 2013 (the “notes”). Goldman, Sachs & Co. is continuing to make a market in the notes pursuant to the Prospectus, as supplemented.

This Prospectus Supplement No. 11 is comprised of our current report on Form 8-K filed with the Securities and Exchange Commission on April 13, 2011.

This Prospectus Supplement No. 11 should be read in conjunction with, and may not be delivered or utilized without, the Prospectus, as supplemented. This Prospectus Supplement No. 11 updates information in the Prospectus, as supplemented, and, accordingly, to the extent inconsistent, the information in this Prospectus Supplement No. 11 supersedes the information contained in the Prospectus, as supplemented.

Before you invest in the notes, you should read the Prospectus, as supplemented, and other documents we have filed with the Securities and Exchange Commission for more complete information about us and an investment in the notes. You may obtain these documents for free by visiting the Securities Exchange Commission’s website at www.sec.gov.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus, as supplemented, or this Prospectus Supplement No. 11 is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks. See “Risk Factors” beginning on page 9 of the Prospectus.

The date of this Prospectus Supplement No. 11 is April 13, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 12, 2011

Commission file number 333-113658

Sensus (Bermuda 2) Ltd.	Sensus USA Inc.
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Bermuda	98-0413362	Delaware	51-0338883
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8601 Six Forks Road, Suite 700, Raleigh, North Carolina 27615

(Address of principal executive offices) (Zip Code)

(919) 845-4000

(Registrants’ telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On April 12, 2011, Sensus USA Inc. (the “Company”) announced that it has commenced a cash tender offer (the “Offer”) to purchase any and all of the $275 million principal amount of its 8-5/8% Senior Subordinated Notes due 2013 (the “Notes”). In connection with the Offer, the Company is seeking from the holders of the Notes consents to certain proposed amendments to the indenture for the Notes that would eliminate substantially all of the restrictive covenants, certain repurchase rights and certain events of default and related provisions contained in the indenture governing the Notes (the “Consent Solicitation”).

A copy of the press release relating to the Offer and the Consent Solicitation is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

99.1	Press release, dated April 12, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SENSUS (BERMUDA 2) LTD.

Dated: April 13, 2011	By:	/s/ Peter Mainz
	Name:	Peter Mainz
	Title:	Chief Executive Officer & President

SENSUS USA INC.

Dated: April 13, 2011	By:	/s/ Peter Mainz
	Name:	Peter Mainz
	Title:	Chief Executive Officer & President

Exhibit 99.1

Sensus Launches Tender Offer and Consent Solicitation

For its 8-5/8% Senior Subordinated Notes due 2013 and

Will Host Prospective Lenders’ Meeting

Raleigh, N.C. (April 12, 2011) – Sensus USA Inc. (“Sensus”), a leading technology company providing energy and water utility customers worldwide with innovative conservation products and services, announced today that it has commenced a tender offer to purchase for cash any and all of $275,000,000 in aggregate principal amount outstanding of its 8-5/8% Senior Subordinated Notes due 2013 (the “Notes”).

In conjunction with the tender offer, Sensus is soliciting consents to, among other things, certain proposed amendments to the indenture governing the Notes to eliminate substantially all of the restrictive covenants, certain repurchase rights and certain events of default and related provisions contained in the indenture governing the Notes (the “Indenture”).

Notes that are validly tendered prior to 5:00 p.m., New York City time, on April 25, 2011, unless such time is extended by Sensus (the “Consent Time”), and accepted for purchase, will receive the total consideration of (1) $1,019.38 per $1,000 principal amount of Notes tendered, which includes $989.38 as the tender offer purchase price and $30.00 as a consent payment.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, on May 9, 2011, unless extended or earlier terminated (the “Expiration Date”). Payment for Notes validly tendered and not validly withdrawn on or prior to the Consent Time and accepted for purchase will be made following the Consent Time and concurrently with the closing of the contemplated financing arrangements described below. Holders of Notes that are validly tendered after the Consent Time and on or prior to the Expiration Date, and accepted for purchase, will receive only the applicable tender offer purchase price and not the applicable consent payment. Payment for Notes validly tendered after the Consent Time and on or prior to the Expiration Date, and accepted for purchase, will be made promptly after the Expiration Date (which Sensus currently expects to be on or about May 10, 2011). Accrued interest up to, but not including, the applicable settlement date of the Notes will be paid in cash on all validly tendered and accepted Notes.

Sensus intends to fund the purchase of the Notes tendered pursuant to the tender offer from the net proceeds of borrowings under contemplated new senior secured credit facilities and from cash on hand. Sensus intends to host a meeting of prospective lenders on April 14, 2011, to discuss the new senior secured credit facilities, which would also refinance and replace existing senior secured credit facilities. Following the payment for the Notes validly tendered pursuant to the terms of the tender offer, Sensus anticipates that it will (but will not be obligated to) call for redemption any Notes that remain outstanding following the tender offer.

The consummation of the tender offer for the Notes is conditioned upon the timely receipt of consents pursuant to the applicable consent solicitation from the holders of at least a majority of the outstanding aggregate principal amount of the Notes (the “Requisite Consents”). In addition, Sensus’s obligation to purchase Notes pursuant to the tender offer is conditioned upon Sensus’s consummation of the proposed financing arrangements described above, the proceeds of which, along with cash on hand, will be used to fund Sensus’s purchase of the Notes. The tender offer is also subject to the satisfaction or waiver of certain other conditions as set forth in the Offer to Purchase and Consent Solicitation Statement (the “Offer to Purchase”) in respect of the tender offer.

In the tender offer, tendered Notes may not be withdrawn after the earlier of (i) 5:00 p.m., New York City time, on April 25, 2011 and (ii) the date and time that the supplemental indenture containing the proposed amendments to the Indenture is executed (which is expected to be upon or promptly following receipt of the Requisite Consents), unless extended or earlier terminated (the “Withdrawal Deadline”).

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell any securities. The tender offer may only be made pursuant to the terms of the Offer to Purchase and the related Consent and Letter of Transmittal.

The complete terms and conditions of the tender offer are set forth in an Offer to Purchase that is being sent to holders of the Notes. Holders are urged to read the tender offer documents carefully. Holders may obtain copies of the Offer to Purchase and the related Consent and Letter of Transmittal from the Information Agent for the tender offer, Global Bondholder Services Corporation, at (212) 430-3774 and (866) 294-2200 (toll free).

Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. are the Dealer Managers and Solicitation Agents for the tender offer and consent solicitation. Questions regarding the tender offer and consent solicitation may be directed to Credit Suisse Securities (USA) LLC at (800) 820-1653 (toll free) and (212) 325-5912 or to Goldman Sachs & Co. at (800) 828-3182 (toll free) and (212) 902-5128.

About Sensus

Sensus leads in innovative and evolving technology solutions that enable intelligent use and conservation of critical energy and water resources. Sensus has led the discovery, development, and implementation of technologies for the energy and water industries for more than a century. Water, gas, and electric utility customers around the world benefit from the Company’s open, flexible products and solutions to help them optimize their resources—today and tomorrow. Headquartered in Raleigh, N.C., USA, Sensus serves customers from locations throughout the Americas, Europe, Africa and Asia.

Contact Information

Media:

Rita Simonetta

Director, Corporate Marketing Communications

(919) 376-2672

rita.simonetta@sensus.com

Investors:

James J. Hilty

Interim Chief Financial Officer and

Vice President, Business Development

(919) 845-4007

jim.hilty@sensus.com